K&L Gates LLP State Street Financial Center One Lincoln Street Boston. MA 02111-2950 T 617.261.3100 www.klgates.com

April 25, 2013

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	Salient Alternative Strategies I Fund (File Nos. 333-187357 and 811-22389)

Pre-Effective Amendment No. 1; Amendment No. 9 to Registration Statement on Form N-2

Dear Ms. Dubey:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by comment Letter dated April 18, 2013, with respect to the registration statement filed under the Securities Act of 1933, as amended (333-187357), which also was Amendment No. 8 under the Investment Company Act of 1940, as amended, to the above registration statement (“Registration Statement”) of Salient Alternative Strategies I Fund (the “Fund” or “Registrant”). Pre-Effective Amendment No. 1 represents the final pre-effective amendment to the annual update for the Registrant’s existing Registration Statement on Form N-2.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes and supplemental responses discussed in this letter are resolve the matters raised. Registrant is filing this response in conjunction with filing Pre-Effective Amendment No. 1 to the Registration Statement.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrant’s response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

PROSPECTUS

Cover page

1.	The language at the top of the page (required by Rule 481(b)(2)(ii)) under the Securities Act of 1933 (“Securities Act”)) states, in part, that “This prospectus not an offer to sell these securities…”. Please add “(or Statement of Additional Information)” after “prospectus” in this phrase.

Response: Registrant respectfully believes that no change is necessary in response to the Comment. The specific “red herring” language on each of the prospectus and the SAI is tailored to the particular document, and the appropriate reference appears in the SAI legend. In addition, we note that Rule 481 does not require a specific text, only “clear and understandable language.”

2.	In note 3 to the table, please disclose the expenses of issuance and distribution required by Item 27 of Form N-2. See Item 1.g., Instruction 6 of Form N-2.

Response: We note that the requested disclosure may be meaningful to investors in the initial public offer (“IPO”) of a closed-end fund, where the fund bears such expenses at its initial offer and all investors in the fund’s IPO bear such expense when investing. The requested disclosure on the cover page, however, is not meaningful to investors in continuously-offered closed-end funds, where new investors may not bear such expense based on differential time of investment. Item 27 discloses the information (which amounts, unlike a closed-end fund’s IPO, are relatively de minimus), and cover page disclosure, with the Staff’s acquiescence, is not typically repeated from Item 27 on the cover of continuously-offered funds; we are aware of no similar funds that include such disclosure. The Fund’s disclosure has now been reviewed by the Staff for years without raising such point. Registrant respectfully believes that no change is necessary in response to the Comment.

3.	Disclosure on this page states that the Distributor acts as distributor on a best efforts basis. Please add the disclosure required by Item 1.g, Instruction 5 of Form N-2 for securities offered on a best efforts basis.

Response: The disclosure requested is applicable to the initial offer of a closed-end fund that will commence its operations only upon raising a minimum amount of investment, and where such investment must be escrowed by the broker and not received by the fund unless the initial offering meets such minimum and proceeds to closing. We note that while the efforts of the Distributor are on a “best efforts” basis as opposed to a “firm commitment” basis, the disclosure requested is inappropriate for a continuous offering of an existing fund. The requested language under the circumstances may actually mislead potential investors in the Fund, and no other similar funds have included such disclosure. In addition, the Fund’s disclosure has now been reviewed by the Staff for years without raising such point. Registrant respectfully believes that no change is necessary in response to the Comment.

Summary – Eligible Investors (p. 7)

4.	Please revise the definition of Eligible Investors to limit the definition to persons who are “accredited investors” as defined in Rule 501 of Regulation D under the Securities Act.

Please make the same revision to the definition of Eligible Investors on pp. 64-65 under “Eligible Investors”. Please make all conforming changes to reflect this change in the definition throughout the registration statement as necessary.

Response: The definition of Eligible Investors contains the substance of the “accredited investor” standards from Rule 501 of Regulation D, and appropriate updates will be made to include the elements of Rule 501 that address the exclusion of the value of an investor’s primary residence and related indebtedness from such investor’s net worth. The standards also will be repeated on Page 7 in the Summary. We note, however, that despite the Fund’s use of the “accredited investor” criteria for Eligible Investors, because the Fund’s securities are registered under the Securities Act specific reference to nomenclature in Regulation D thereunder is not required and may confuse investors.

Summary of Fund Expenses (p. 20)

5.	In the first paragraph, disclosure states that “unregistered funds of funds” are not required to disclose Acquired Fund Fees and Expense information to investors because they are not registered under the 1940 Act. In note 4 to the fee table, the disclosure indicates that the Acquired Fund Fees and Expenses (“AFFE”) include the Fund’s share of fees of the Investment Funds in which the Master Fund invests. Please explain how “unregistered funds of funds” differ from Investment Funds. Please include the fees of the unregistered funds of funds in the Acquired Fund Fees and Expenses line item in the fee table. See Item 3, Instruction 10 of Form N-2.

Response: The term “Unregistered Investment Funds” has been changed to “private fund of funds.” The disclosure does not refer to Investment Funds in which the Master Fund invests. The statement instead explains to investors that private fund of funds “that may resemble the Master Fund in that they invest in underlying funds” also bear the expenses of underlying funds in which they invest but are not required to disclosure such fees, unlike the Master Fund which is registered under the 1940 Act. The Fee Table clearly includes AFFE for Investment Funds in which the Master Fund invests.

6.	Please confirm to us that interest expenses associated with engaging in short sales have been included in the fee table.

Response: No interest expense on short sales has been incurred.

Financial Highlights (p. 22)

7.	The “Distributions” line item should indicate the source of the distribution (e.g. from net investment income, capital gains or return of capital). See Item 1 of Form N-2.

Response: Under the circumstances, Registrant respectfully believes that no change is necessary in response to the Comment. The Fund had a net investment loss for “book” purposes but was required to distribute from net investment income on a tax basis; technically for book purposes a “Distributions in Excess of Net Investment Income.” The use of “Distributions” in the financial highlights was determined based on discussions among the Adviser and the independent public accounting firm during preparation of the annual report. In particular, “Distributions” was determined as the most appropriate wording for “book” purposes so as not to confuse a reader (the investors) by referring to the item as a “Distribution in Excess of Net Investment Income,” which could imply to the reader a return of capital when in fact the line is not a return of capital for tax purposes. “Distributions in Excess of Net Investment Income” is nomenclature that is no longer used in practice as it was determined to be confusing to the readers of the financial statements. Distributions on a tax basis are what matter to an investor as the reader of the financial statements, and the nature of the distribution is appropriately disclosed in Note 2(g) of the financial statements. In general, the practice around return of capital is such that a Fund would only utilize the above-noted technical wording when a distribution is determined to be a return of capital for tax purposes, in order not to confuse a reader.

8.	The “Total operating expenses to average net assets” and “Total operating expenses to average net assets net of reimbursements of recoupments” line items disclose expense ratios solely for the Fund and do not include the expenses of the Master Fund. Please explain why excluding the Master Fund’s expenses is appropriate under U.S. generally accounting principles. See Financial Accounting Standards Board’s Accounting Standards Codification paragraph 946-205-50-28; see also AICPA Audit & Accounting Guide: Investment Companies paragraph 5.49 (2012).

Response: The depiction is the result of the Fund being a regulated investment company (“RIC”) that invests in another RIC (the Master Fund). As opposed to a partnership structure, there is no flow through from the Master Fund to a feeder fund, and the Fund does not receive an allocated share of income or expenses; its investment in the Master Fund is adjusted based on the NAV of the Master Fund at any point in time. Therefore, Master Fund level expenses/income are included in unrealized at the Fund level. The Fund only recognizes income from the Master Fund at the time of a dividend distribution from the Master Fund. It is not accurate and thus not appropriate to include Master Fund level expense ratios in the financial highlights of the Fund as this is not a flow through structure.

9.	Footnote 4 discloses that the net expense ratio of the Fund, including expenses of the Master Fund, is 1.60% for the year ending December 31, 2012. Please explain how the 1.60% amount is correct as the Master Fund’s expense ratio per its financial highlights is 1.72% and the Fund’s expense ratio is 0.39% for the year ending December 31, 2012. Also, please explain why the Master Fund’s expense ratio is disclosed as 1.21% in footnote 4 when the Master Fund’s financial highlights states that the actual expense ratio is 1.72%.

Response: Registrant believes the Staff may have misread the footnote. There was an Expense Limitation Agreement in place for the Fund which included expenses borne directly at the Fund level as well as those that were borne indirectly by the Fund from the Master Fund through the NAV as explained in Comment 8 above. The 1.60% reflects impact of the former expense cap of the Fund, and the capped amount consisted of expenses borne directly at the Fund level of 0.39% and 1.21% which represents the amount of expenses borne indirectly by the Fund from the Master Fund through the NAV of the Fund. The actual expense ratio of the Fund is 0.39%, and the expense ratio at the Master Fund was indeed 1.72%. The footnote was intended to explain the effect of the Expense Limitation Agreement on the Fund indirectly through a reduction in the Master Fund expenses through the Fund’s NAV.

10.	Please add disclosure required by Item 4.3 of Form N-2 regarding senior securities (including bank loans) of the Fund. Also, see Instruction 1 of General Instructions for Parts A and B of Form N-2 for placement of the disclosure.

Response: The Fund has no borrowings or senior securities outstanding, therefore no change is needed in response to the Comment.

Investment Strategies (p. 23)

11.	Please distinguish between principal and non-principal investment strategies. See Items 8.2b(1) and 8.4 of Form N-2. Please also distinguish between principal and non-principal risks in the disclosure of risks beginning on page 30. See Item 8.3.a of
Form N-2.

Response: Registrant believes that its existing disclosure appropriately discusses both its principle investment strategies and its principal risks. In this regard, as a fund of funds, the Master Fund invests in a wide variety of Investment Funds utilizing complex and varied strategies, and also makes certain Direct Investments. The Master Fund’s portfolio of Investment Funds also changes, and the strategies and risks entailed follow suit. It thus is necessary that the disclosure cover the strategies and risks reasonably anticipated to be borne by the Fund indirectly through the Master Fund at any point in time. In this regard, it would be potentially misleading to distinguish only certain of the strategies and risks as being “principal.” We note in this regard that the Fund does not include an overwhelming amount of disclosure, and that the Fund’s disclosure has now been reviewed by the Staff for years without raising such point. Registrant respectfully believes that no change is necessary in response to the Comment.

Styles and Strategies Utilized by Investment Funds (p. 24 and p. 26)

12.	Please briefly describe strategies that are included in “Other Relative Value” strategies, “Other Credit” strategies and “Other Event-Driven” strategies.

Response: Registrant respectfully believes that no change is necessary in response to the Comment. The various Styles in which the Fund invests are described and contain discussion of the types of strategies under each Style. At the end of each Style, following the detailed discussion of strategies within the particular Style, is a category of “Other.” This category is necessary to alert an investor that it is possible that another type of strategy may exist or develop within each Style that may not fit into the described strategies within the Style. The Fund does not currently have material exposure to any such other strategies, but accurate disclosure mandates listing the potential that other such strategies may exist.

13.	Please change the heading “U.S. Corporate Credit” to also reflect foreign corporate credit since the accompanying paragraph discusses both.

Response: The requested change has been made and the heading item now states “Corporate Credit.”

Direct Investments (p. 27)

14.	Please respond to the following comments concerning the Subsidiary. Please insert the disclosures in appropriate locations in the registration statement.

a. Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (“Investment Company Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The requested disclosure currently appears on pages 26-27 and 48 and states in plain English that the Subsidiary will comply with the same 1940 Act asset coverage requirements that are applicable to the Master Fund and that the Subsidiary will be subject to the same fundamental investment restrictions and will follow the same compliance policies and procedures as the Fund. The language has been supplemented with additional disclosure in response to the Comment.

b. Disclose that each investment adviser to the Subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the Subsidiary and the Fund is a material contract that should be included as an Exhibit to the registration statement.

Response: The Adviser manages the assets of the Subsidiary pursuant to the Master Fund’s investment management agreement, and the Board, including the Independent Trustees thereof, review such agreement pursuant to Section 15 of the 1940 Act annually. This will be clarified in the disclosure, including on page 50 and in the SAI. The investment management agreement is filed as an exhibit to the Master Fund’s registration statement.

c. Disclose that the Subsidiary complies with the provision of the Investment Company Act relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary.

Response: The requested changes have been made.

d. Since the disclosure states that the Fund has not received private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary’s qualifying income, state the Fund’s basis for determining that such undistributed income is qualifying income.

Response: The Fund relies on an opinion of counsel, and disclosure has clarified the point. The opinion has been filed as an exhibit.

e. Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: Registrant confirms that the existing disclosure currently so indicates, in particular with respect to managed futures strategies and Direct Investments and related risks. Registrant respectfully believes that no change is necessary in response to the Comment.

f. Confirm to us that (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table, (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States, (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by Commission staff, and (4) the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response: Registrant confirms the above. We note that the Subsidiary Board has and will continue to execute the Fund’s registration Statement.

Borrowing and Use of Leverage by the Fund and the Master Fund (pp. 29-30)

15.	Please disclose the annual rate of interest on borrowings by the Fund. See Item 8.3.b.(1) of Form N-2.

Response: Existing disclosure on page 29 states the current rate and thus contains the requested disclosure. Accordingly, Registrant respectfully believes that no change is necessary in response to the Comment.

16.	Please disclose the annual return that the Fund’s portfolio must experience in order to cover annual interest or dividend payments on senior securities. See Item 8.3.b.(2) of Form N-2.

Response: The requested change has been made.

Special Risks of the Fund of Funds Structure (p. 35)

17.	Under “Affiliate Funds” (p. 37), please define the term “Related Party” as it is not defined until much later (on p. 52) in the prospectus.

Response: The requested change has been made.

18.	The risk factors “Inability to Vote” and “Waiver of Voting” (p. 37) seem duplicative. Please consolidate the two risk factors into a single risk factor.

Response: The requested change has been made.

19.	Under “Limitations on Ability to Invest in Investment Funds” (p. 38), please revise the disclosure to indicate that the Master Fund and the Fund may invest any portion of its assets in cash or cash equivalents only when taking temporary defensive positions (i.e., during adverse market, economic, political or other conditions). Please explain to us why it is appropriate to invest significantly in cash or cash equivalents for the purposes including “operational reasons.”

Response: Investment Funds typically only accept investment on a monthly or similar periodic basis. In the event the Fund requires or has cash in anticipation of investment in such an Investment Fund(s), such as a redemption from one and subscription in another where the periods may not coincide, the Fund may hold cash or cash equivalents, which although for a short period would not be considered a defensive position. The disclosure is accurate. Accordingly, Registrant respectfully believes that no change is necessary in response to the Comment.

Investment Related Risks – Fixed Income Securities (p. 40)

20.	Please disclose the maturity parameters of the Fund’s investments in fixed income securities. Also, please add a separate risk factor that describes interest rate risk.

Response: The requested change has been made.

Investment Related Risks – Risks Associated with Derivative Instruments Generally (p. 44)

21.	Inasmuch as the Investment Funds and the Master Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel Investment Company Institute dated July 30, 2010. See http://www.sec.gov./divisions/investment/guidance/ici073010.pdf.

Response: Registrant acknowledges the Staff’s observations, and has taken them into account in drafting and reviewing the disclosure.

Investment Related Risks – Swap Agreements (p. 46)

22.

Please clarify whether the Master Fund or Investment Fund Funds intends to write swap agreements and, if so, the specific types of swap agreements to be written. The Fund discloses that the Master Fund may engage in transactions involving total return swaps. When the Master Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776

(Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Master Fund operates.

Response: As disclosed, the Master Fund may invest in swaps, which principally are total return swaps, in which case it typically would not be the seller (i.e., would not write the swap). The Fund discloses that it will need to maintain asset coverage pursuant to the 1940 Act and interpretations thereunder. Investment Funds, however, are not subject to the 1940 Act, and may engage in any swap activity. Disclosure has been added clarifying these points. In addition, Registrant notes that the guidance on derivatives under the 1940 Act may change.

Investment Management Fee (p. 50)

23.	Please disclose how the Fund and the Master Fund will value derivatives for purposes of calculating total assets, which is the basis for calculating the Adviser’s fee. Please confirm to us that the Fund and the Master Fund will not use the notional amount for purposes of this calculation.

Response: Disclosure clearly states, contrary to the Comment, that “The Investment Management Fee is computed as a percentage of the average net assets of the Master Fund” and not total assets. As a supplemental response, however, the Fund will value derivatives at their market price, or if no market price is available, at fair value according to generally accepted accounting principals (“GAAP”), which typically would reflect net value, rather than notional value. The Fund will not use the notional value of such investments for purposes of calculating its net assets for purposes of the advisory fee.

Administration (p. 50)

24.	Please disclose the name and principal business address of the Custodian. See Item 9.1.e. of Form N-2.

Response: The requested change will be made. The SAI also currently contains disclosure about the Custodian.

Fund Expenses (p. 51)

25.	In the last paragraph, disclosure states that the Master Fund pays the management and incentive or performance based fees to the Investment Funds, which effectively reduce the investment returns of the Investment Funds. Please explain to us how the Master Fund pays the management and incentive or performance based fees. Also, please explain to us how payment of fees by the Master Fund to the Investment Funds reduces the investment returns of the Investment Funds. Please clarify the disclosure.

Response: The statement is intended to make clear the simple point that investors ultimately bear multiple levels of fees paid to various parties. The Master Fund incurs management and incentive or performance based fees of the Investment Funds as an investor in such Investment Funds, like any other investor in the Investment Funds. Such fees, as with fees or expenses incurred in any fund, reduce investment returns. The disclosure has been redrafted to be clearer.

Conflicts of Interest (p. 53-54)

26.	Please revise the disclosure in the last paragraph on page 53 to clarify that the allocation of investment opportunities is subject to oversight of the Board of Trustees.

Response: The requested change has been made.

27.	In the third paragraph on page 54, please explain to us how an Investment Fund can enter into transactions and invest in certain instruments “on behalf of the Fund.” Also, please explain to us why an Investment Fund would enter into these transactions on behalf of the Fund.

Response: The statement “on behalf of the Fund” has been deleted, to avoid providing any impression that such investments by Investment Funds would be made on behalf of the Fund in any sense other than the Fund being an investor in the Investment Fund.

Tax Aspects (p. 59)

28.	Please disclose whether shareholders will be subject to alternate minimum tax. See Item 10.4, Instruction 2 of Form N-2.

Response: The requested change has been made.

29.	Under “Distributions to Shareholders,” disclosure states that the Fund will inform shareholders of the source and status of distributions. Please revise this statement to disclose that the Fund will also inform shareholders of the amount of such distributions. See Item 10.4.(iii) of Form N-2.

Response: The requested change will be made.

Appendix A – Past Performance (p. 69)

30.

The presentation of past performance is confusing. For example, the first column of the Fund’s performance for January 2010 is actually the performance of the predecessor fund given that the disclosure states that the predecessor fund operated until January 31, 2010. Also, for example, the final columns of the performance tables show what appears to be cumulative performance for the years indicated. Please add appropriate headings to each of these columns to indicate what is being shown. In addition, please also disclose the average annual total return of the predecessor fund and the Fund for the time periods shown. Please reformat the “Past Performance” section to clearly distinguish been the performance of the predecessor fund and the Fund.

Response: An appropriate heading to each annual performance column will be added. Registrant believes, however, that the disclosure and depiction are clear, that no other changes are necessary, and that the Comment missed a clear point of the disclosure. In addition, the present format in fact reflects prior Staff comments. The initial paragraph clearly explains the Fund’s background and conversion, and the following disclosure clearly indicates, as is standard for such predecessor depictions, that “the private fund performance was adjusted to reflect the fees and estimated expenses of the Fund.” In keeping with this disclosure, the 2009 performance period, which is set off in its own table and has the heading “Performance of the Predecessor Private Fund,” clearly also discloses on the first line the depiction of the “SAS I Fund Adjusted Return.” In addition, the note under the table states, as the Comment notes, that for periods prior to January 2010 performance was that of the predecessor fund (which was been adjusted for the Fund’s fees and expenses). Thus, the note points out that a single month in the 2010 table reflected the predecessor fund (which performance was adjusted for fees and expenses of the Fund, as discussed several times). The following notes also clearly discuss the prior returns. In sum, the disclosure and charts disclose in a manner designed to make clear to investors the prior performance, and indicate in a straightforward manner the Fund’s history and that the prior performance depicted was adjusted for the fees and expenses of the Fund. All of this is aided by separate tables with concise headings and notes to the tables that additionally explain the depiction.

Other

31.	Please add the disclosure regarding outstanding securities required by Item 10.5 of Form N-2.

Response: The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Board of Trustees, Officers and Portfolio Management (p. 3)

32.	On page 9, please specify the number of times the Compliance Committee met during the past fiscal year. See Item 18.5.b.(3) of Form N-2.

Response: The requested change has been made.

33.	On pages 12-13, under “Compensation to Investment Committee Members” and “Portfolio Manager Compensation,” please revise the disclosure to comply with Item 21.2 of Form N-2. Please note that the disclosure should specify the criteria upon which compensation is based, rather than stating the Portfolio Managers beliefs regarding what drives their compensation, as is currently stated.

Response: Registrant respectfully believes that no change is necessary in response to the Comment. The disclosure is clear and satisfies the description of how compensation is determined and the types received, as well as the role of Registrant within the various compensation. In particular, the disclosure describes the method/criteria and type of compensation received from Registrant as well as generally in the fund complex and from the parent of the Adviser (“As it relates to the Fund and the Fund Complex . . . receive all of their compensation based on the size of the Fund within the Fund Complex and the management and advisory fees charged thereon”) (“significant driver of their compensation is the performance of the Fund and the Fund Complex”). In addition, disclosure describes the equity ownership of the adviser and general partner of other funds, and the result (“these individuals are compensated based on the size of the fund for the Fund Complex and for the other fund complexes and separately managed accounts including those with incentive allocations, compensation is also based directly on performance”). In addition, one manager is “also entitled to conditional compensation based on the size of the assets under management for certain funds and separately managed accounts.” Disclosure also describes their ownership of the parent of the adviser “which pays them a base salary and is obligated to make certain distributions to them, as well as the other partners, on an annual basis.”

34.	On page 12, under “Securities Ownership of Investment Committee Members,” the disclosure shows that the investment committee members own a lower dollar amount of shares of the Master Fund than they own of the (feeder) Fund, even though earlier disclosure states that the Fund invests all of its assets in the Master Fund. Please revise the disclosure in this section.

Response: The requested change has been made. The headings were inadvertently reversed.

Portfolio Transactions and Brokerage (p. 17)

35.	Please disclose the amount of brokerage commissions paid by the Fund over the last three fiscal years. See Item 22.1 of Form N-2.

Response: The requested change has been made.

Outstanding Securities and Record Ownership (p. 19)

36.	Please disclose the address of each person listed in the table as owing more than 5% of the Fund’s shares. See Item 19.1 of Form N-2. Since the Buckner Foundation appears to control the Fund through its ownership of greater than 25% of the Fund’s shares, please briefly explain the effect of this control on the voting rights of other shareholders. See Item 19.1 of Form N-2.

Response: The requested change has been made.

Independent Registered Public Accounting Firm (p. 28)

37.	Please add a general description of the services provided by the independent public accountant. See Item 20.7 of Form N-2.

Response: The requested change has been made.

OTHER INFORMATION

Item 34: Undertakings

38.	Please add the undertakings required by items 34.4.d and 34.4.e of Form N-2.

Response: The requested change has been made.

FINANCIAL STATEMENTS

39.	Report of Independent Registered Public Accounting Firm – Page 2: The auditor’s report is dated March 1, 2013 which is 60 days from the Fund’s year end. Please confirm that the December 31, 2012 annual report was mailed to shareholders within 60 days from the Fund’s year end. See Rule 30e-1 under the Investment Company Act.

Response: Registrant confirms that its reports were transmitted within 60 days.

40.	Statement of Changes – Page 6: “Distributions” line item should indicate the source of the distribution (e.g., from net investment income, capital gains or return of capital). See Rule 6-09.3 of Regulation S-X.

Response: Please see the response to Comment 7.

GENERAL COMMENTS

41.	Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

42.	We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

43.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

44.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

45.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

46.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

47.	Notwithstanding our comments, in the event the Fund requests at acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	Should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff; acting pursuant delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Response: The Staff’s Comments are acknowledged by Registrant. The Fund has not submitted any exemptive applications or no-action requests.

Additional Comment Delivered Orally on April 22, 2013:

In Note 8(b) to the annual report for the period ended December 31, 2012 for Salient Alternative Strategies Fund, which merged with Registrant: Disclosure in this Note states that previously waived expenses were subject to future recoupment by the Adviser. Since this fund merged into Salient Alternative Strategies I Fund at March 31, 2012, please explain what happened to these recoupments; were they forfeited by the Adviser or did the fund pay them to the Adviser?

Response: The recoupments were forfeited.

*    *    *

Registrant has made a POS8C filing on EDGAR herewith, and has submitted additionally a request for acceleration of such amendment, which contains requested representations by Registrant. The Fund seeks effectiveness of the amended Registration Statement on March 29, 2013 or as soon as possible thereafter.

Thank you for your attention to these matters. If you have any questions regarding these comments, please feel free to call me at (617) 261-3231, or Doug Charton, at (617) 951-9192.

Sincerely,

/s/ George J. Zornada
George J. Zornada